UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1

IDENTITY OF COMPANY

1.1

Name and Address of Company

Peace Arch Entertainment Group Inc. (“PAE” or the “Company”)

1867 Yonge Street, Ste. 650

Toronto, Ontario

M4S 1Y5

1.2

Executive Officer

The following executive officer of PAE is knowledgeable about the significant acquisition described herein and this business acquisition report.

Mara Di Pasquale

Chief Financial Officer

416-783-8383 x 222

ITEM 2

DETAILS OF ACQUISITION

0.1

Nature of Business Acquired

On July 3, 2007, PAE acquired 100% of the membership interests of Trinity Home Entertainment LLC (“Trinity”) a privately owned business in the United States who sells, markets, licenses and distributes films and television products and properties via DVDs, videos and ancillary merchandise as well as facilitates the distribution of film and television products and properties owned by or licensed to third parties.

0.2

Date of Acquisition

The Company acquired Trinity on July 3, 2007.

0.3

Consideration

On July 3, 2007, the Company acquired 100% of the issued and outstanding interest in Trinity.  The cost of the purchase was $8,544,000 consisting of 229,358 common shares of the Company valued at $530,000 and cash consideration of $8,014,000.  The fair value of the common shares issued of $2.18 per share was based on the date the agreement was reached.  The cash component of the acquisition was financed by the proceeds of a private placement of 13,200,000 common shares for gross proceeds of $33,000,000 (net proceeds $30,708,000), completed on June 8, 2007.

The purchase agreement also provided for payment of a maximum additional consideration of $2,135,000 based on Trinity’s achieving certain financial results as reported on their audited financial statements for the years ended December 31, 2006 and 2005.  The audited financial statements gave rise to $1,850,000 of the contingent consideration becoming payable.  The additional consideration has been included as a cost of the purchase and was paid for on September 10, 2007 from the proceeds of the private placement completed on June 8, 2007.

0.4

Effect on Financial Position

The Company has no plans or proposals for any material changes in the business of Trinity Home Entertainment that would have a significant effect on the results of operations and financial position of the Company.

0.5

Prior Valuations

No valuation opinion has been obtained within the last 12 months in respect of Trinity to support the consideration paid by the Company.

0.6

Parties to Transaction

The parties to the Purchase Agreement in respect of the acquisition are the Company, Thent, LLC, Trient, LLC, and Topaz Entertainment LLC who collectively owned 100% of Trinity.  Each of Thent, LLC, Trient, LLC and Topaz Entertainment LLC, was at arm’s length to PAE at the time of the acquisition and no insider of PAE had an interest, directly or indirectly in the acquisition.

0.7

Date of Report

September 14, 2007

ITEM 3

FINANCIAL STATEMENTS

Attached hereto as Schedule A.

PEACE ARCH ENTERTAINMENT GROUP INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

SUPPLEMENTARY SCHEDULE A – FINANCIAL STATEMENTS

The following financial statements accompany and form part of this Business Acquisition Report.

Peace Arch Entertainment Group Inc.

•

Unaudited proforma condensed consolidated balance sheet as at May 31, 2007;

•

Unaudited proforma condensed consolidated statement of earnings for the nine months ended May 31, 2007;

•

Unaudited proforma condensed consolidated statement of income for the year ended August 31, 2006;

The following documents filed with the securities commission or similar authorities in each of the provinces of Canada are specifically incorporated by reference.

•

Audited consolidated financial statements for the years ended August 31, 2006 and 2005;

•

Unaudited consolidated interim financial statements for the nine months ended May 31, 2007 and 2006.

Trinity Home Entertainment, LLC

•

Trinity Home Entertainment, LLC audited financial statements for the years ended December 31, 2006 and 2005;

•

Trinity Home Entertainment, LLC unaudited interim financial statements for the six months ended June 30, 2007 and 2006.

The following tables set forth the unaudited pro forma condensed consolidated information of Peace Arch Entertainment Group Inc. ("PAE") as at May 31, 2007, for the nine month period ended May 31, 2007 and for the year ended August 31, 2006 giving effect to the acquisition of 100% membership interests of Trinity Home Entertainment, LLC ("Trinity"), an independent DVD distributor of feature films and television programming in the United States.

The statements of earnings are prepared giving effect to the acquisition as of September 1, 2006 for the nine month period ended May 31, 2007 and September 1, 2005 for the year ended August 31, 2006, and as at May 31, 2007 for the balance sheet.

Unaudited Pro Forma Condensed Consolidated Balance Sheet As at May 31, 2007

(expressed in thousands of Canadian dollars)

			Pro Forma			PAE
	PAE	Trinity $US	Trinity $Cdn	Adjustments		Pro Forma
ASSETS		5	5
Cash and cash equivalents	$1,130	$731	$779	$-	2,3	$1,909
Accounts and other receivables	$41,192	$4,180	$4,453		2	$45,645
Investment in film and television programming	$42,924	$2,121	$2,260		2	$45,184
Other assets	$7,265	$1,184	$1,261		2	$8,526
Goodwill	$8,744			$7,849	2	$16,593
Restricted term deposits	$22,211					$22,211
	$123,466	$8,216	$8,753	$7,849		$140,068
LIABILITIES AND SHAREHOLDERS' EQUITY
Bank credit facility	$3,000					$3,000
Accounts payable and accrued liabilities	$20,426	$5,827	$6,208		2	$26,634
Term loan	$2,738					$2,738
Note payable	$267					$267
Production loans	$46,447					$46,447
Deferred revenue	$1,336					$1,336
Future income tax liability	$716					$716
Revenue guarantee obligation	$22,211					$22,211
	$97,141	$5,827	$6,208			$103,349
SHAREHOLDERS' EQUITY
Members equity		$2,389	$2,545	$(2,545)	2
Capital stock	$26,814			$10,394	3	$37,208
Contributed surplus	$3,282					$3,282
Warrants	$309					$309
Other paid-in capital	$680					$680
Deficit	$(4,760)					$(4,760)
	$123,466	$8,216	$8,753	$7,849		$140,068

5 Trinity Balance Sheet as at June 30, 2007

The unaudited proforma condensed consolidated balance sheet has been prepared as at June 30, 2007.

The accounting policies in accordance with those used in the preparation of the consolidated financial statements of PAE. Some reclassifications have been made to the Trinity statements of earnings in order to conform to the presentation adopted by PAE. The statements are in US dollars and have been converted to Cdn dollars using a rate of 1.0654.

Unaudited Pro Forma Condensed Consolidated Statement of Earnings For the nine months ended May 31, 2007

(expressed in thousands of Canadian dollars, except per share information)

				Pro Forma		PAE
	PAE	Trinity $US	Trinity $Cdn	Adjustments		Pro Forma
		5	5
Revenues	$51,612	$17,096	$19,426			$71,038
Expenses
Amortization of investment in film and television programming
and other production costs	$26,344					$26,344
Home Entertainment direct costs	$12,059	$13,710	$15,579			$27,638
Selling, general and administrative	$7,840	$969	$1,101			$8,941
Other amortization	$463					$463
	$46,706	$14,679	$16,680			$63,386
Earnings (loss) from operations before the undernoted	$4,906	$2,417	$2,746			$7,652
Interest income	$1,075					$1,075
Interest expense	$(2,654)	$(47)	$(53)			$(2,707)
Foreign exchange gain	$196					$196
Gain on sale of asset	$-					$-
Legal settlement	$957					$957
Loss on settlement of obligations	$(409)					$(409)
Earnings before income taxes	$4,071	$2,370	$2,693			$6,764
Provision for Income taxes	$167	$(12)	$(14)	$(1,063)	4	$(910)
Net earnings for the period	$4,238	$2,358	$2,679			$5,854
Net earnings per common share
Basic	$0.12					$0.15
Diluted	$0.11					$0.13
Average number of shares used in calculating net earnings
per share - basic	32,212					36,805
Average number of shares used in calculating net earnings
per share - diluted	39,653					44,246

5 Trinity financial statements for the period October 1, 2006 - June 30, 2007

The unaudited proforma condensed consolidated statements of earnings has been prepared using the nine month period from October 1, 2006 - June 30, 2007 for Trinity. The accounting policies are in accordance with those used in the preparation of the consolidated financial statements of PAE. Some reclassifications have been made to the Trinity statements of earnings in order to conform to the presentation adopted by PAE. The statements are in US dollars and have been converted to Cdn dollars using an average rate of 1.1363 for the statement of income. These financial statements were prepared for the purpose of preparing the proforma financial statements and do not conform with the financial statements for the business included elsewhere in this report.

Unaudited Pro Forma Condensed Consolidated Statement of Earnings For the year ended August 31, 2006

(expressed in thousands of Canadian dollars, except per share information)

				Pro Forma		PAE
	PAE	Trinity $US	Trinity $Cdn	Adjustments		Pro Forma
		6	6
Revenues	$21,258	$16,687	$19,070			$40,328
Expenses
Amortization of investment in film and television programming
and other production costs	$8,432					$8,432
Home Entertainment direct costs	$7,538	$12,701	$14,515			$22,053
Selling, general and administrative	$8,085	$2,421	$2,767			$10,852
Other amortization	$347					$347
	$24,402	$15,122	$17,282			$41,684
Earnings (loss) from operations before the undernoted	$(3,144)	$1,565	$1,787			$(1,357)
Interest income	$1,126					$1,126
Interest expense	$(2,872)	$(34)	$(39)			$(2,911)
Foreign exchange gain	$659					$659
Gain on sale of asset	$44					$44
Legal settlement	$-					$-
Loss on settlement of obligations	$(41)					$(41)
Earnings (loss) before income taxes	$(4,228)	$1,531	$1,749			$(2,479)
Provision for Income taxes	$108	$(13)	$(15)	$(685)	4	$(592)
Net earnings (loss) for the year	$(4,120)	$1,518	$1,734			$(3,071)
Net earnings (loss) per common share
Basic	$(0.19)					$(0.12)
Diluted	$(0.19)					$(0.12)
Average number of shares used in calculating net earnings (loss)
per share - basic	23,741					28,334
Average number of shares used in calculating net earnings (loss)
per share - diluted	23,741					28,334

6 Trinity financial statements for the period October 1, 2005 - September 30, 2006

The unaudited proforma condensed consolidated statements of earnings has been prepared using the twelve month period from October 1, 2005 - September 30, 2006 for Trinity. The accounting policies are in accordance with those used in the preparation of the consolidated financial statements of PAE. Some reclassifications have been made to the Trinity statements of earnings in order to conform to the presentation adopted by PAE. The statements are in US dollars and have been converted to Cdn dollars using an average rate of 1.1428. These financial statements were prepared for the purpose of preparing the proforma financial statements and do not conform with the financial statements for the business included elsewhere in this report.

Notes to Unaudited Proforma Condensed Consolidated Financial Statements

(expressed in thousands of Canadian dollars)

1	Basis of presentation

The accompanying unaudited proforma condensed consolidated financial statements give effect to the acquisition of Trinity Home Entertainment, LLC as if had occurred as at:

May 31, 2007 for the purposes of the unaudited proforma condensed consolidated balance sheet;

September 1, 2006 for purposes of the unaudited proforma condensed consolidated statements of earnings for the nine months ended May 31, 2007

September 1, 2005 for purposes of the unaudited proforma condensed consolidated statements of earnings for the year ended August 31, 2006;

The statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles.

The statements have been prepared using the following information:

Audited consolidated financial statements of Peace Arch Entertainment Group Inc. as at and for the year ended August 31, 2006

Unaudited interim consolidated financial statements of Peace Arch Entertainment Group Inc. as at and for the nine months ended May 31, 2007

Unaudited financial statements of Trinity Home Entertainment, LLC. for the period October 1, 2006 - June 30, 2007

Unaudited financial statements of Trinity Home Entertainment, LLC. for the period October 1, 2005 - September 30, 2006

The statements are not necessarily indicative of the results of operations or financial position that would have resulted had the acquisition been effected on the dates indicated, or the results that may be obtained in the future.

2	Accounting for the Acquisition

The acquisition will be accounted for by the purchase method of accounting.

	$ Cdn	(000)
Capitalized transaction costs		100
Consideration paid		8,444
Contingent consideration paid		1,850
Total purchase consideration (at 100%)		10,394
Fair value of assets acquired
Cash and cash equivalents		779
Accounts receivable		4,453
Investment in film		2,260
Other assets		1,261
		8,753
Less: liabilities assumed
Accounts payable and accrued liabilities		6,208
		6,208
Net assets acquired		2,545
Goodwill		7,849

The unaudited proforma condensed consolidated balance sheet incorporates the following adjustments:

(i)	Cash has been increased by	779
(ii)	Accounts receivable have been increased by	4,453
(iii)	Investment in film and television programming has been increased by	2,260
(iv)	Other assets has been increased by	1,261
(v)	Goodwill has been increased by	7,849
(vi)	Accounts payable and accrued liabilities has been increased by	6,208
(vii)	The elimination of members equity on consolidation	2,545

In preparation of these statements, the purchase consideration has been allocated on a preliminary basis to the fair value of the assets acquired and liabilities assumed based on management's best estimates and taking into account all the relevant information available at the time these statements were prepared. Management expects that the actual amounts for each of the assets and liabilities will vary from the pro forma amounts and the variation may be material.

Notes to Unaudited Proforma Condensed Consolidated Financial Statements

(expressed in thousands of Canadian dollars)

3	The acquisition was financed as follows:	$ Cdn	(000)
	Capitalized transaction costs		100
	Consideration paid (cash & shares)		8,444
	Contingent consideration paid		1,850
	Total purchase consideration (at 100%)		10,394
	Issuance of 229,358 common shares of the Company @ US$2.18		530
	Portion of net proceeds of private placement June 8, 2007 (a)		9,864

(a) On June 8, 2007 the Company completed a private placement of 13,200,000 common shares for $2.50 for gross proceeds of $33,000,000 (net proceeds $29,843,000).

A portion of these net proceeds in the amount of $9,864,000 were used to finance the acquisition of Trinity, as per above.

The unaudited proforma condensed consolidated balance sheet incorporates the following adjustments:

(i)	Capital stock has been increased as a result of the issuance of	530
	229,358 common shares at US$2.18
(ii)	Capital stock has been increased by the portion of the net proceeds of the
	private placement used to finance the Trinity acquisition	9,864
	(assume 4,363,000 shares at net proceeds after issuance costs of $2.26 per share, or $9,864,000)	10,394
(iii)	Cash has been increased by the portion of the net proceeds of private placement	9,864
(iv)	Cash has been decreased by payment of cash portion for Trinity as follows:
(v)	Capitalized transaction costs	$(100)
(vi)	Cash portion of purchase price	$(7,914)
(vii)	Contingent consideration paid in cash	$(1,850)
		0

4 The unaudited proforma condensed consolidated statement of earnings incorporates the following adjustments:

Adjustments have been made to provision for income taxes to reflect changes to the tax structure as a result of the acquisition described in note 2 to the financial statements. The tax rate used to calculate the adjustment to the tax provision is 40% for US based taxes.

5 Trinity financial statements for the period October 1, 2006 - June 30, 2007

The unaudited proforma condensed consolidated statements of earnings has been prepared using the nine month period from October 1, 2006 - June 30, 2007 for Trinity. The accounting policies are in accordance with those used in the preparation of the consolidated financial statements of PAE. Some reclassifications have been made to the Trinity statements of earnings in order to conform to the presentation adopted by PAE. The statements are in US dollars and have been converted to Cdn dollars using an average rate of 1.1363 for the statement of income and 1.0654 for the balance sheet. These financial statements were prepared for the purpose of preparing the proforma financial statements and do not conform with the financial statements for the business included elsewhere in this report.

6 Trinity financial statements for the period October 1, 2005 - September 30, 2006

The unaudited proforma condensed consolidated statements of earnings has been prepared using the twelve month period from October 1, 2005 - September 30, 2006 for Trinity. The accounting policies are in accordance with those used in the preparation of the consolidated financial statements of PAE. Some reclassifications have been made to the Trinity statements of earnings in order to conform to the presentation adopted by PAE. The statements are in US dollars and have been converted to Cdn dollars using an average rate of 1.1428. These financial statements were prepared for the purpose of preparing the proforma financial statements and do not conform with the financial statements for the business included elsewhere in this report.

TRINITY HOME ENTERTAINMENT, LLC

FINANCIAL STATEMENTS

 DECEMBER 31, 2006 AND 2005

TRINITY HOME ENTERTAINMENT, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS

PAGE

INDPENDENT AUDITORS’ REPORT

FINANCIAL STATEMENTS:

Balance Sheets

December 31, 2006 and 2005

2

Statements of Income

Years Ended December 31, 2006 and 2005

3

Statements of Changes in Members’ Equity

Years Ended December 31, 2006 and 2005

4

Statements of Cash Flows

Years Ended December 31, 2006 and 2005

5

Notes to Financial Statements

6-13

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of

Trinity Home Entertainment, LLC

We have audited the accompanying balance sheets of Trinity Home Entertainment, LLC

 (the “Company”) as of December 31, 2006 and 2005 and the related statements of income, members’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Farber Hass Hurley & McEwen LLP

July 15, 2007

Camarillo, California

TRINITY HOME ENTERTAINMENT, LLC

BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005

Cash	$425,112	$238,234
Accounts receivable, net	6,132,340	2,272,655
Related party accounts receivable	25,063	529,090
Related party advance receivable	651,328
Due from related party	40,000
Employee advance		1,000
DVD inventories	1,522,520	1,369,057

Total Current Assets	8,796,363	4,410,036

FILM COSTS, net of accumulated amortization of
$1,818,817 and $824,906, respectively	2,150,223	2,586,303

EQUIPMENT, net of accumulated depreciation of
$24,577 and $12,999, respectively	12,429	20,199

OTHER ASSETS	2,518	649,162

Total Assets	$10,961,533	$7,665,700

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$3,998,972	$1,951,054
Related party accounts payable	395,511	1,444,556
Accrued expenses	1,565,207	266,414
Distributions payable - related parties	800,000	-
Interest payable	102,375	68,250
Income tax payable	11,790	11,790
Notes payable - related parties	617,452	617,452
Deferred revenue	-	9,189

Total Current Liabilities	7,491,307	4,368,705

COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY	3,470,226	3,296,995

Total Liabilities and Members' Equity	$10,961,533	$7,665,700

See Accompanying Independent Auditors’ Report

and Notes to Financial Statements

TRINITY HOME ENTERTAINMENT, LLC

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

REVENUES	$19,236,724	$12,616,128

COST OF REVENUES	14,897,765	8,830,016

Gross Profit	4,338,959	3,786,112

OPERATING EXPENSES
General and administrative expenses	1,570,430	1,500,162

Operating Profit	2,768,529	2,285,950

OTHER EXPENSES:
Interest	34,125	34,125
Other Income	583	348,654

Total Other Expenses	34,708	382,779

INCOME BEFORE PROVISION FOR INCOME TAXES	2,733,821	1,903,171

PROVISION FOR INCOME TAXES	12,590	12,590

Net Income	$2,721,231	$1,890,581

See Accompanying Independent Auditors’ Report

and Notes to Financial Statements

TRINITY HOME ENTERTAINMENT, LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

YEARS ENDED DECEMBER 31, 2006 AND 2005

Balance - December 31, 2004	$1,520,836
Contributions	13,578
Distributions	(128,000)
Net Income	1,890,581
Balance - December 31, 2005	3,296,995
Distributions	(2,548,000)
Net Income	2,721,231
Balance - December 31, 2006	$3,470,226

See Accompanying Independent Auditors’ Report

and Notes to Financial Statements

TRINITY HOME ENTERTAINMENT, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,721,231	$1,890,581
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization of film costs	993,911	363,342
Depreciation of property and equipment	11,578	-
(Increase) decrease in:
Accounts receivable	(3,859,685)	1,105,255
Related party accounts receivable	504,027	(529,090)
Related Party advance receivable	(651,328)
Due from related party	(40,000)
Employee advance	1,000	(1,000)
DVD inventories	(153,463)	892,848
Other assets	646,644

Increase (decrease) in:
Accounts payable	2,047,918	(3,944,289)
Related party accounts payable	(1,049,045)	1,085,319
Accrued expenses	1,298,793	266,414
Interest payable	34,125	34,125
	Income tax payable	(800)
Deferred revenue	(9,189)	(477,024)
Net Cash Provided by Operating Activities	2,496,517	685,681

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of film rights	(557,831)	(977,786)
Acquisition of equipment	(3,808)	(1,724)
Advances regarding distribution contract	-	(299,212)
Net Cash Used by Investing Activities	(561,639)	(1,278,722)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash contribution by Members	-	13,578
Distributions to Members	(1,748,000)	(128,000)
Net Cash Used by Financing Activities	(1,748,000)	(114,422)

Net Increase (Decrease) in Cash	186,878	(707,463)

CASH - Beginning of Year	238,234	945,697

CASH - End of Year	$425,112	$238,234

SUPPLEMENTAL DISCLOSURES:
Cash paid during the years ended December 31, 2006 and 2005:
Interest	$-	$-
Income taxes	$12,590	$12,590

See Accompanying Independent Auditors’ Report

and Notes to Financial Statements

TRINITY HOME ENTERTAINMENT, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.

DESCRIPTION OF BUSINESS AND

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Trinity Home Entertainment, LLC (the “Company”) is a California limited liability company (“LLC”) that was converted to an LLC on January 4, 2004. The Company's operations are conducted through its administrative offices located in Westlake Village, California. In addition, the Company maintains its inventory at various outside warehouses in the United States of America and Canada. The Company distributes movie titles on predominantly digital video disc (“DVD”) to retail companies for ultimate sale to end-users. The rights to distribute the titles are acquired through license and distribution agreements with terms ranging from several years to perpetuity.

Operating Segment Information

The Company operates as one segment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The Company’s management personnel view the Company’s performance and make resource allocation decisions by looking at the Company as a whole. Although there may be different media lines within the Company, they are economically similar and are also similar in terms of the five criteria set forth in SFAS No. 131 that must be met to combine segments. The types and class of customers are similar across all product lines, and products are distributed through common channels and networks.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.  Under the accrual basis of accounting, revenues are recognized in the accounting period in which they are earned, while expenses are recognized in the accounting period in which they are incurred regardless of when cash is received and disbursed.  The financial statements are presented in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

See Accompanying Independent Auditors’ Report

TRINITY HOME ENTERTAINMENT, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.

DESCRIPTION OF BUSINESS AND

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of accounts receivable, accounts payable, notes receivable and notes payable) approximates fair value based upon prevailing interest rates available to the Company.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and accounts receivable.

Cash is maintained at a national financial institution.  At times, such balances may exceed the Federal Deposit Insurance Corporation (“FDIC”) limit.  At December 31, 2006 the bank balance exceeded the FDIC limit by $325,112.

The Company normally sells to a few large customers. Such customers are normally large reputable companies or the entities of the United States government. At December 31, 2006, two customers represented 55% and 11% of total annual sales. At December 31, 2005, four customers represented 26%, 21%, 12% and 11% of total annual sales.

At December 31, 2006, three customers represented 48%, 18% and 13% of total trade receivables. The majority of the trade receivables at December 31, 2006 are contracts with entities of the United States government. At December 31, 2005, four customers represented 31%, 16%, 15% and 12% of total trade receivables.

Accounts Receivable

Accounts receivable are reported at the customers’ outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable. The Company normally does not require collateral on sales.

Allowance for Doubtful Accounts and Estimated Returns

           At December 31, 2006 and 2005, the Company has reserved for uncollectible accounts totaling $252,657 and $0, respectively and, has reserved for estimated returns totaling

           $549,895 and $521,935, respectively. Trade accounts receivable at December 31, 2006 and 2005 are net of such allowances.  The Company routinely evaluates the credit worthiness of its customers and the collectibility of accounts receivable based on how recently payments have been received. The Company provides an allowance for doubtful accounts and estimated returns based upon management's evaluation of

See Accompanying Independent Auditors’ Report

TRINITY HOME ENTERTAINMENT, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.

DESCRIPTION OF BUSINESS AND

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

           outstanding accounts receivable and historical trends of sales returns.

            DVD Inventories

Inventories consist primarily of DVD's with related packaging and are valued at lower of cost or market, determined using the average cost method.

Long-Lived Assets

The Company recognizes impairment losses on long-lived assets used in operations when the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. In such circumstances, those assets are written down to estimate fair value.

           Film Costs

Film costs include the costs of licensing distribution rights and developing masters.  Film costs are stated at the lower of unamortized cost or market.  In accordance with Statement of Position (“SOP”) 00-2 “Accounting by Producers or Distributors of Films”, film costs are amortized using the film-forecast-computation method.  Utilizing this method, costs are amortized by film groups or individually, based on the ratio of actual current period gross revenues to estimated remaining total lifetime revenues.  These estimates are reviewed by management periodically.  Amortization is included in cost of goods sold in the Statements of Income. The average life of film titles acquired prior to December 31, 2006 is estimated to be six years.

           Equipment

            Property and equipment are recorded at cost.  Expenditures for maintenance and repairs are charged to expense as incurred, while renewals and betterments are capitalized.  Depreciation is provided using the straight-line method over the following estimated useful lives:

Computers

 3 years

Furniture and Fixtures

5 years

           Significant Vendors

Three vendors accounted for 56%, 15% and 12% of the Company's inventory purchases for the year ended December 31, 2006.  Four vendors accounted for 30%, 16%, 13% and 12% of the Company's inventory purchases for the year ended

See Accompanying Independent Auditors’ Report

TRINITY HOME ENTERTAINMENT, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.

DESCRIPTION OF BUSINESS AND

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

            December 31, 2005. The Company concentrates its reproduction of DVD’s and other media primarily with three vendors. Since the Company has the rights to distribution and maintains the media masters the Company is not significantly impacted by the loss of any single vendor in the near term. Sales delivery times may be momentarily affected due to production setup at new vendors.

Revenue Recognition

Revenues from film distribution are recognized when all recognition requirements of SOP 00-2 and Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” are satisfied. Home video product revenues, including revenues generated from sales of DVDs, net of actual returns, are recognized upon availability and shipment of the product for retail sale to customers.

Revenues also include license fee income derived from agreements wherein the Company has transferred the distribution rights to another entity, royalty income relates to historical, undocumented agreements on five specific titles and distribution fees that are determined by written agreement between the Company and either related parties or unrelated entities.

            Shipping and Handling

Shipping and handling costs associated with inbound freight are included in cost of revenues.

Advertising

The Company expenses advertising costs as incurred.  At December 31, 2006 and 2005, the Company expensed $23,913 and $16,874, respectively, for printed material.

Recent Pronouncements and Accounting Changes

In February 2007, the Financial Accounting Standards Board (“ FASB”)  issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 also includes an amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” which applies to all entities with available-for-sale and trading securities. This Statement is effective as of an entity’s first fiscal year that begins after November 15, 2007. The Company is assessing the impact of SFAS No. 159 and has not determined whether it

See Accompanying Independent Auditors’ Report

TRINITY HOME ENTERTAINMENT, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.

DESCRIPTION OF BUSINESS AND

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

will have a material impact on the Company’s results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements, and does not require any new fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements. The Statement is effective for the fiscal years beginning after

November 15, 2007. The Company is assessing SFAS No. 157 and has not determined the impact the adoption of SFAS No. 157 will have on its results of operations or financial position.

2.

EQUIPMENT

Equipment is as follows at December 31:

		2006	2005

Furniture and fixtures		$25,618	$21,480
Computers		11,388	11,718

	Total	37,006	33,198
Less:	Accumulated depreciation	(24,577)	(12,999)

	Equipment, Net	$12,429	$20,199

Depreciation expense of $11,577 and $0 was recorded for the years ended December 31, 2006 and 2005, respectively

3.

RELATED PARTY RECIVABLE

The related party receivable represents distribution advances totaling $651,328 at December 31, 2006 paid to 905 Corporation, a company wholly owned by a consultant to the Company. The advances were made to 905 Corporation to assist it in the acquisition of licensing rights for a library of films. The receivable is due on demand. In connection with the sale of the Company subsequent to year-end, the receivable was satisfied in full. See Note 10.

See Accompanying Independent Auditors’ Report

TRINITY HOME ENTERTAINMENT, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

4.

NOTES PAYABLE – RELATED PARTIES

As stated in Note 1, the Company was converted from a California corporation ("the Corporation") to a California limited liability company ("LLC") on January 4, 2004.  In December of 2002, the Corporation was purchased by a Hong Kong trading company, which owned the Corporation until December 2003 when it rescinded its Ownership.  During the period of the trading company's ownership, it advanced funds in the amount of $487,500 to the Corporation.  Upon rescission of ownership, a note was drawn for the $487,500 and the liability passed through to the LLC upon conversion.  Interest accrued at 7% per annum and the note matured in December 2005. The maturity date was extended without a stated fixed date under the same terms and conditions as the original note.  The note was paid in June 2007. The note was personally guaranteed by a shareholder and officer of the Corporation. At December 31, 2006 and 2005, accrued interest totaled $102,375 and $68,250, respectively. Interest expense related to this note payable totaled $34,125 for each of the years ended December 31, 2006 and 2005, respectively.

In August 2002, the Company received a non-interest bearing advance of $129,980 from a related party that is payable on demand.

5.

RELATED PARTY TRANSACTIONS

In October 2006, the Company made a non-interest bearing advance of $40,000 to a related party. The amount was repaid in May 2007.

For the year ended December 31, 2006, sales to related parties totaled $18,075, and purchases from related parties totaled $1,379,757. For the year ended December 31, 2005, sales to related parties totaled $535,437, and purchases totaled $1,721,369.

All transactions between related parties are conducted in cash.

In December 2006, the Company issued distribution checks to the Members totaling $800,000.  Since the checks would have created an overdraft when issued, the Members did not deposit them until 2007 when cash was available.  At December 31, 2006, the $800,000 was reported as "distributions payable – related parties".

See Accompanying Independent Auditors’ Report

TRINITY HOME ENTERTAINMENT, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

6.

PROVISION FOR INCOME TAXES

The Company is a limited liability company and for federal and state income tax purposes is taxed as a partnership with all elements of income and deductions taxable to or deductible by its Members.  A gross receipts tax is imposed by State taxing authorities; therefore, a tax provision of $12,590 has been recorded as of December 31, 2006 and 2005, respectively.

7.

COMMITMENTS

The Company leases office space under a month-to-month agreement.  Rent expense for the years ended December 31, 2006 and 2005 were $26,500 and $19,550, respectively.

8.

CONTINGENCIES

From time to time, the Company has been involved in various claims and lawsuits which arose in the ordinary course of business.  Management is not currently aware of any pending, threatened or unasserted claims.

9.

MEMBERS' EQUITY

Members' equity is divided into percentages of contributed capital.  At December 31, 2006 and 2005, three Members held 50%, 25% and 25% of membership interests.  Upon distribution of cash from operations or distribution of capital, all Members are in a first position as defined in the Company Agreement.  Upon liquidation of the limited liability company, liquidation distributions shall place all Members equally in first position in proportion to their interest, as defined in the Company Agreement.

Each Member's liability is limited to his or her initial capital contribution.  Members do not have any personal liability to contribute funds to satisfy liabilities or obligations of the Company, except where a Member or Members guarantee an obligation of the Company and a call is made on that obligation.

The term of the Company is through November 30, 2055.

10.

SUBSEQUENT EVENTS - (UNAUDITED)

In November 2006, the Members entered into an agreement with a corporation to sell the Members’ ownership interests in the Company. In connection with the agreement, certain individuals have guaranteed the Members’ performance and their assumption of liabilities contained in the agreement.

In February 2007, the Company entered into a five-year lease agreement for administrative office space. The base rent for the first year of the lease is $4,200 per month with a rent escalation clause based on an annual cost of living adjustment.  The lease provides for three five-year options to extend beyond the base term.

In addition, distributions totaling approximately $1,000,000 were paid to the Members’ subsequent to year end.

See Accompanying Independent Auditors’ Report

TRINITY HOME ENTERTAINMENT, LLC

TRINITY HOME ENTERTAINMENT, LLC

TABLE OF CONTENTS

PAGE

FINANCIAL STATEMENTS:

Balance Sheets,

  June 30, 2007 (Unaudited) and

  December 31, 2006

2-3

Statements of Income (Unaudited)

for the Six Months Ended June 30, 2007 and 2006

4

Statements of Changes in Members' Equity (Unaudited)

for the Six Months Ended June 30, 2007 and 2006

5

Statements of Cash Flows (Unaudited)

for the Six Months Ended June 30, 2007 and 2006

6-7

TRINITY HOME ENTERTAINMENT, LLC BALANCE SHEETS JUNE 30, 2007 (UNAUDITED) AND DECEMBER 31, 2006
	June 30,
	2007	December 31,
	(Unaudited)	2006
ASSETS
CURRENT ASSETS:
Cash	$730,938	$425,112
Accounts receivable, net	3,508,730	6,132,340
Related party accounts receivable	20,453	25,063
Related party advance receivable	651,328	651,328
Due from related party		40,000
Prepaid expenses	25,000
DVD inventories	1,147,791	1,522,520
Total current assets	6,084,240	8,796,363
FILM COSTS, Net of accumulated
amortization of $2,222,935 and
$1,818,817, respectively	2,120,605	2,150,223
EQUIPMENT, Net of accumulated
depreciation of $27,945 and
$24,577, respectively	9,061	12,429
OTHER ASSETS	2,419	2,518
TOTAL ASSETS	$8,216,325	$10,961,533

(Continued)

TRINITY HOME ENTERTAINMENT, LLC
BALANCE SHEETS - Continued
JUNE 30, 2007 (UNAUDITED)
AND DECEMBER 31, 2006

	June 30,
	2007	December 31,
	(Unaudited)	2006
LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,341,670	$3,998,972
Related party accounts payable	32,111	395,511
Accrued expenses	453,541	1,565,207
Distributions to related parties		800,000
Interest payable		102,375
Income tax payable related party		11,790
Notes payable -		617,452
Total current liabilities	5,827,322	7,491,307
COMMITMENTS AND CONTINGENCIES
MEMBERS' EQUITY	2,389,003	3,470,226
TOTAL LIABILITIES AND MEMBERS' EQUITY	$8,216,325	$10,961,533

TRINITY HOME ENTERTAINMENT, LLC
STATEMENTS OF INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	2007	2006
REVENUES	$9,786,500	$7,771,224
COST OF REVENUES	8,901,437	5,653,945
GROSS PROFIT	885,063	2,117,279
GENERAL AND ADMINISTRATIVE EXPENSES	868,313	1,013,050
INCOME FROM OPERATIONS	16,750	1,104,229
OTHER INCOME (EXPENSE):
Other income	900
Interest expense	(13,090)	(17,062)
Other expense, net	(12,190)	(17,062)
INCOME BEFORE PROVISION FOR INCOME TAXES	4,560	1,087,167
PROVISION FOR INCOME TAXES	800	800
NET INCOME	$3,760	$1,086,367

TRINITY HOME ENTERTAINMENT, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	2007	2006
BEGINNING BALANCE	$3,470,226	$3,296,995
DISTRIBUTIONS	(1,084,983)	(400,000)
NET INCOME	3,760	1,086,367
ENDING BALANCE	$2,389,003	$3,983,362

TRINITY HOME ENTERTAINMENT, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,760	$1,086,367
Adjustments to reconcile net income to net
cash provided by operating activities:
Amortization of film costs	404,118	496,968
Depreciation of property and equipment	3,368	5,788
Changes in operating assets and liabilities:
Accounts receivable	2,623,610	(614,139)
Related party accounts receivable	4,610	523,659
Related party notes receivable	40,000	(651,328)
Other receivables		(36,174)
Prepaid expenses	(25,000)
DVD inventories	374,729	140,018
Other assets	99	646,644
Accounts payable	1,342,698	510,404
Related party accounts payable	(363,400)	(965,821)
Accrued liabilities	(1,111,666)	(230,001)
Income tax payable	(11,790)	(11,790)
Interest payable	(102,375)	17,062
Deferred revenue		(9,189)
Related party notes payable	(617,452)
Net cash provided by operating activities	2,565,309	908,468
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of film rights	(374,500)
Acquisition of equipment		(2,679)
Net cash used by investing activities	(374,500)	(2,679)
CASH FLOWS FROM FINANCING ACTIVITIES:
Accrued distributions to Members	(800,000)
Distributions to Members	(1,084,983)	(400,000)
Net cash used by financing activities	(1,884,983)	(400,000)
NET INCREASE IN CASH	305,826	505,789
CASH, BEGINNING OF PERIOD	425,112	238,234
CASH, END OF PERIOD	$730,938	$744,023

(Continued)

TRINITY HOME ENTERTAINMENT, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED) - Continued
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	2007	2006
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period:
Interest	$115,465	$-0	-
Income taxes	$11,790	$800

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 14, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.